MAG SILVER CORP.

CODE OF BUSINESS CONDUCT AND ETHICS

September 2010

MAG Silver Corp. (the “Corporation”) is committed to the highest standards of legal and ethical business conduct.  This Code of Business Conduct and Ethics (the “Code”) summarizes the legal, ethical and regulatory standards that the Corporation must follow to promote integrity and deter wrongdoing and is a reminder to our directors, officers and employees of the seriousness of that commitment.  Compliance with this Code and high standards of business conduct is mandatory for every director, officer and employee of the Corporation or any of its subsidiaries.

INTRODUCTION

Our business is becoming increasingly complex, both in terms of the geographies in which we function and the laws with which we must comply.  To help our directors, officers and employees understand what is expected of them and to carry out their responsibilities, we have created this Code.  Additionally, we have appointed the Corporation’s Corporate Secretary to serve as the Corporation Ethics Officer to ensure adherence to the Code and report to the Board of Directors of the Corporation or any committee thereof who shall be responsible for monitoring compliance with the Code.

This Code is not intended to be a comprehensive guide to all of our policies or to all your responsibilities under law or regulation.  It provides general parameters to help you resolve the ethical and legal issues you encounter in conducting our business. Think of this Code as a guideline, or a minimum requirement, that must always be followed.  If you have any questions about anything in the Code or appropriate actions in light of the Code, you may contact the Corporation Ethics Officer or the Chair of the Governance and Nomination Committee (the “Governance Committee”) of the Board of Directors of the Corporation.

We expect each of our directors, officers and employees to read and become familiar with the ethical standards described in this Code and to affirm your agreement to adhere to these standards by signing the Compliance Certificate that appears at the end of this Code.  Violations of the law, our corporate policies or this Code may lead to disciplinary action, including dismissal.

I.

We Insist on Honest and Ethical Conduct By All of Our Directors, Officers, Employees and Other Representatives

We place the highest value on the integrity of our directors, our officers and our employees and demand this level of integrity in all our dealings.  We insist on not only ethical dealings with others, but on the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

Fair Dealing

Directors, officers and employees are required to deal honestly fairly in a manner which fosters a climate of mutual respect with our business partners, competitors, customers, securityholders, suppliers, employees, consultants and other third parties including the communities in which we operate.  In our dealings with these parties, we:

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prohibit bribes, kickbacks and any other form of improper payment, direct or indirect, to any representative of a government, labor union, business partner or other third party in order to obtain a contract, some other commercial benefit or government action;

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prohibit our directors, officers and employees from accepting any bribe, kickback or improper payment from anyone;

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prohibit gifts or favors of more than nominal value to or from our business partners;

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limit marketing and entertainment expenditures to those that are necessary, prudent, job-related and consistent with our policies;

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require clear and precise communication in our contracts, our advertising, our literature, and our other public statements and seek to eliminate misstatement of fact or misleading impressions;

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protect all proprietary data provided to us by third parties as reflected in our agreements with them;

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prohibit our representatives from otherwise taking unfair advantage of our business partners or other third parties through inaccurate billing, manipulation, concealment, abuse of privileged information or any other unfair-dealing practice; and

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conduct all material transactions in a transparent manner.

Conflicts of Interest; Corporate Opportunities

Our directors, officers and employees should not be involved in any activity that creates or gives the appearance of a conflict of interest between their personal interests and the interests of the Corporation.  In particular, unless specific permission has been provided by (i) the Corporation Ethics Officer, or (ii) the Governance Committee, no employee, director or officer shall:

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be a consultant to, or a director, officer or employee of, or otherwise operate an outside business that:

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competes with the Corporation;

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supplies products or services to the Corporation; or

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purchases products or services from the Corporation;

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have any material interest (financial or otherwise), including significant stock ownership, in any entity with which we do business that might create or give the appearance of a conflict of interest;

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seek or accept any personal loan or services from any entity with which we do business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms in the ordinary course of their respective businesses;

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be a consultant to, or a director, officer or employee of, or otherwise operate an outside business if the demands of the outside business would interfere with the director’s, officer’s or employee’s responsibilities to us (if in doubt, consult your supervisor, the Corporation Ethics Officer or the Governance Committee);

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accept any personal loan or guarantee of obligations from the Corporation, except to the extent such arrangements are legally permissible; or

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conduct business on behalf of the Corporation with immediate family members, which include spouses, children, parents, siblings and persons sharing the same home whether or not legal relatives;

provided, however, that only the Governance Committee (or the Board of Directors as a whole, if the potential conflict involves a member of the Governance Committee) shall have the authority to grant such permission to a director or officer.

Directors, officers and employees are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position.

Disclosure shall be made, in the case of directors and officers, to the Board of Directors of the Corporation in accordance with all applicable laws and regulatory policies, and in the case of employees, to the Corporation Ethics Officer or the Governance Committee of the existence of any actual or potential conflict of interest.

Confidentiality and Corporate Assets

Our directors, officers and employees are entrusted with our confidential information and with the confidential information of our business partners.  This information may include (1) technical or scientific information about current and future projects, (2) business or marketing plans or projections, (3) earnings and other internal financial data, (4) personnel information, (5) supply and customer lists and (6) other non-public information that, if disclosed, might be of use to our competitors, or harmful to our business partners.  This information is our property, or the property of our business partners and in many cases was developed at great expense.  Our directors, officers and employees shall:

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Not discuss confidential information with or in the presence of any unauthorized persons, including family members and friends;

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Use confidential information only for our legitimate business purposes and not for personal gain;

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Not disclose confidential information to third parties; and

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Not use Corporation’s property or resources for any personal benefit or the personal benefit of anyone else.  Corporation’s property includes the Corporation internet, email, and voicemail services, which should be used only for business related activities, and which may be monitored by the Corporation at any time without notice.

Fundamental Rights

The Corporation is committed to providing all employees a workplace that respects their basic human rights.  Each director, officer and employee at the Corporation has the right to work in an environment that is free from discrimination and harassment, including sexual harassment.  Every director, officer and employee is responsible for taking all reasonable precautions not to demonstrate behaviour that can be reasonably construed as discrimination or harassment. The Corporation will take every incident of harassment or discrimination very seriously and any director, officer and employee that is found to have engaged in conduct constituting discrimination or harassment will be disciplined and, in appropriate circumstances, dismissed or removed from office.

II.

We Provide Full, Fair, Accurate, Timely and Understandable Disclosure

We are committed to providing our shareholders, investors and other stakeholders with full, fair, accurate, timely and understandable disclosure in the reports that we file with the United States Securities and Exchange Commission and with the Canadian provincial securities regulators.  To this end, our directors, officers and employees shall:

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not make false or misleading entries in our books and records for any reason;

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not condone any undisclosed or unrecorded bank accounts or assets established for any purpose;

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comply with generally accepted accounting principles at all times;

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notify our Chief Financial Officer if there is an unreported transaction;

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maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded;

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maintain books and records that accurately and fairly reflect our transactions;

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prohibit the establishment of any undisclosed or unrecorded funds or assets;

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maintain a system of internal controls that will provide reasonable assurances to our management that material information about the Corporation is made known to management, particularly during the periods in which our periodic reports are being prepared;

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present information in a clear and orderly manner and avoid the use of unnecessary legal and financial language in our periodic reports; and

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not communicate to the public any nonpublic information unless expressly authorized to do so.

We have also adopted a Timely Disclosure, Confidentiality and Insider Trading Policy, which governs our disclosure policies.  A copy of the Timely Disclosure, Confidentiality and Insider Trading Policy can be obtained from the Governance and Nomination Committee.

III.

We Comply With all Laws, Rules and Regulations

We will comply with all laws, rules, regulations and policies (collectively, the “Applicable Laws”) that are applicable to our activities, and expect all our directors, officers and employees to obey the Applicable Laws.  Specifically, unless otherwise required by Applicable Laws, we are committed to:

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maintaining a safe and healthy work environment;

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promoting a workplace that is free from discrimination or harassment based on race, color, religion, sex, age, national origin, disability or other factors that are unrelated to the Corporation’s business interests;

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supporting fair competition and laws prohibiting restraints of trade and other unfair trade practices;

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conducting our activities in full compliance with all applicable environmental laws;

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keeping the political activities of our directors, officers and employees separate from our business;

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prohibiting any illegal payments, gifts, or gratuities to any government officials or political party;

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prohibiting the unauthorized use, reproduction, or distribution of any third party’s trade secrets, copyrighted information or confidential information;

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prohibiting the sale or export, either directly or through our representatives, of our products to countries where goods such as ours may not be sold; and

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complying with all applicable securities laws.

Our directors, officers and employees are prohibited from trading our securities while in possession of material, nonpublic (“inside”) information about the Corporation.  [We have adopted an Insider Trading Policy in this regard, with which all directors, officers and employees must comply.  A copy of the Timely Disclosure, Confidentiality and Insider Trading Policy can be obtained from the Governance and Nomination Committee.

REPORTING, WAIVER AND EFFECT OF VIOLATIONS

Compliance with this code of conduct is, first and foremost, the individual responsibility of every director, officer and employee. We attempt to foster a work environment in which ethical issues and concerns may be raised and discussed with supervisors or with others without the fear of retribution.  It is our responsibility to provide a system of reporting and access when you wish to report a suspected violation, or to seek counseling, and the normal chain of command cannot, for whatever reason, be used.

Administration

Our Board of Directors and Governance Committee have established the standards of business conduct contained in this Code and oversee compliance with this Code.  Additionally, we have appointed the Corporation’s Corporate Secretary to serve as the Corporation Ethics Officer to ensure adherence to the Code.  While serving in this capacity, the Corporation Ethics Officer reports directly to the Board of Directors.

Training on this Code will be included in the orientation of new employees and provided to existing directors, officers, and employees on an on-going basis. To ensure familiarity with the Code, directors, officers, and employees will be asked to read the Code and sign a Compliance Certificate annually.

Reporting Violations and Questions

Directors, officers, and employees must report, in person or in writing, any known or suspected violations of laws, governmental regulations or this Code to either  the Corporation Ethics Officer or the Chair of the Governance Committee.  Additionally, directors, officers, and employees may contact the Corporation Ethics Officer or the Governance Committee with a question or concern about this Code or a business practice.  Any questions or violation reports will be addressed immediately and seriously, and can be made anonymously.  If you feel uncomfortable reporting suspected violations to these individuals, you may report matters to Fasken Martineau DuMoulin LLP, our outside counsel.  The address and telephone number of these persons are listed in the attachment to this Code.

We will not allow any harassment, retaliation or any type of discrimination against a director, officer or employee who acts in good faith in reporting any violation.

Our Corporation Ethics Officer will investigate any reported violations and will determine an appropriate response, including corrective action and preventative measures, involving the Governance Committee or Chief Executive Officer when required.  All reports will be treated confidentially to every extent possible, consistent with the need to conduct an adequate investigation. All complaints, results of investigations, if any, and reports will be retained for seven years.

Consequences of a Violation.

Directors, officers and employees that violate any laws, governmental regulations or this Code will face appropriate, case specific disciplinary action, which may include demotion or immediate discharge.  In addition, violation of any laws, governmental regulations or this Code could result in public disclosure of such violation including, without limitation, the names of parties involved.

Requests for Waivers.

Requests for waivers from this Code must be delivered to the Corporation Ethics Officer or the Governance Committee, together with a summary of all relevant facts and circumstances.  Waivers with respect to directors and officers may only be granted by the Corporation’s Board of Directors.  Waivers with respect to non-officer employees may be granted by the Corporation’s Ethics Officer. The director, officer or employee to whom a waiver is granted accepts that public disclosure of the granting of any such waiver may be required by applicable securities laws, regulations, policies or guidelines (including those of a stock exchange on which the Corporation’s stock may be listed).

Names and Addresses (as of 22 September 2010)

Reporting Contacts:
Corporation Ethics Officer:	The Chair of our Governance Committee:
Name: Jody Harris, Corporate Secretary Address: MAG Silver Corp. #770 – 800 West Pender Street Vancouver, BC V6C 2V6 Phone: 604-630-1399 E-mail: jharris@magsilver.com	Name: Jonathan Rubenstein Address: MAG Silver Corp. #770 – 800 West Pender Street Vancouver, BC V6C 2V6 Phone: 604-630-1399 E-mail: jrubenstein@andagan.ca

Additional Reporting Contacts:

Our Outside Counsel in Canada:

Lawson Lundell LLP Attn: Michael Lee Suite 1600, 975 West Georgia Street Vancouver, British Columbia Canada V6C 3L2 Phone: (604) 631-9139 Fax: (604) 694-2950 E-mail: mlee@lawsonlundell.com	Harris, Mericle & Wakayama, LLC 901 Fifth Avenue Seattle, WA 98164 USA Phone: (206) 621-1818 Fax: (206) 624-8560

COMPLIANCE CERTIFICATE

I have read and understand the Code of Business Conduct and Ethics of MAG Silver Corp. (the “Code”).  I will adhere in all respects to the ethical standards described in the Code.  I further confirm my understanding that any violation of the Code will subject me to appropriate disciplinary action, which may include demotion or discharge.

I certify to MAG Silver Corp. that I am not in violation of the Code, unless I have noted such violation in a signed Statement of Exceptions attached to this Compliance Certificate.

Date:	_________________________ Name: Title/Position:

Check one of the following:

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A Statement of Exceptions is attached.

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No Statement of Exceptions is attached.